UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

ALERITAS CAPITAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

1256N101

(CUSIP Number)

Thomas X. Fritsch Managing Director and General Counsel Plainfield Asset Management LLC 55 Railroad Avenue Greenwich, CT 06830 (203) 302-1766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) Þ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

________________________

`

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) Þ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

_______________________

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ACCEPTANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) Þ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

______________

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. MAX HOLMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) Þ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See instructions) IN

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

______________________

SCHEDULE 13D

AMENDMENT NO. 2

ITEM 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aleritas Capital Corporation, a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210. This Amendment amends information on the Schedule 13D originally filed on February 15, 2008 (as amended by Amendment No. 1 dated May 13, 2008, the “Initial Schedule 13D”).

This Amendment is being filed to report that the Reporting Persons no longer own 5% or more of the outstanding securities of the Company.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	December 23, 2008

PLAINFIELD SPECIAL SITUATIONS
MASTER FUND LIMITED

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Managing Director and General Counsel

PLAINFIELD ACCEPTANCE LLC

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Authorized Individual

Max Holmes

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.